Mail Stop 3561

April 21, 2008

Mr. Donald Trapp
Secretary
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

>   **Re:**   **Friendly Energy Exploration**
>   **Item 4.01 Form 8-K**
>   **Filed April 17, 2008**
>   **File No. 000-31423**

Dear Mr. Trapp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed April 17, 2008

1. In accordance with Item 304(a)(1)(i) of Regulation S-K, please amend your filing to disclose whether your former independent accountant resigned, declined to stand for re-election, or was dismissed.

2. In accordance with Item 304(a)(1)(ii) of Regulation S-K, please amend your filing to disclose the type of report issued by your former independent accountant on the two most recent fiscal years' financial statements.

3. In accordance with Item 304(a)(1)(iii) of Regulation S-K, please amend your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors.

4. In accordance with Item 304(a)(1)(iv) of Regulation S-K, please amend your filing to disclose whether there were any disagreements with your former independent accountant during the two most recent fiscal years and any subsequent interim period.

5. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.

6. Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

7. As you have engaged a new independent accountant, please amend your filing to provide the disclosures required by Item 304(a)(2) of Regulation S-K, as applicable.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

Blaise Rhodes
Staff Accountant